EXHIBIT 99.(c)

                             Fairness Opinion Letter

November 11, 2003

CONFIDENTIAL

Special Committee of the Board of Directors of Joule, Inc.
1245 Route 1 South
Edison, New Jersey 08837

Dear Members of the Special Committee:

We understand JAC Acquisition Company, Inc., a newly formed Delaware corporation ("JAC Acquisition Company" or the "Purchaser") owned by Emanuel N. Logothetis ("Mr. Logothetis"), Chairman of the Board and Chief Executive Officer of Joule Inc. ("Joule" or the "Company"), his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr. ("Mr. Wellman"), President and Chief Operating Officer of Joule (Mr. Logothetis, the members of his family and Mr. Wellman, collectively referred to herein as the "Purchaser Group"), is offering to purchase (the "Offer") at a price of $1.52 per share (the "Offer Price"), in cash, all outstanding shares of common stock of Joule (the "Shares") not currently owned by the Purchaser Group, on the terms and subject to the conditions specified in the Offer to Purchase dated October 31, 2003 (the "Offer to Purchase"). The Offer to Purchase further provides that if the Offer is successful, the Purchaser will be merged into Joule in a short-form merger (the "Merger"). In the Merger, each outstanding Share (other than Shares held by Joule stockholders who perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive in cash an amount equal to the Offer Price (the "Merger Price," and collectively with the Offer Price, the "Consideration"), without interest, less any required withholding tax, upon the surrender of the certificate(s) representing such Shares. As a result of the Offer and the Merger, Joule will be wholly owned by the members of the Purchaser Group, the common stock of Joule will be delisted from the American Stock Exchange and Joule will no longer be subject to the reporting obligations under the Securities Exchange Act of 1934.

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the Purchaser Group) of the Consideration as of the date hereof.

In arriving at our opinion set forth below, we have, among other things:

1. reviewed the most recent draft of the Offer to Purchase dated October 31, 2003 and a draft of the Company's Solicitation/Recommendation Statement on
     Schedule 14D-9 dated October 31, 2003 and certain related documents and based our opinion on our understanding that the terms and conditions therein will not materially change;

2. reviewed and analyzed certain publicly available audited and unaudited financial statements of Joule and certain other publicly available information of Joule;

3. reviewed certain internal financial and operating information concerning Joule, including certain projections relating to Joule prepared by its management and an analysis prepared by its management regarding a possible liquidation of the assets of Joule following termination of operations;

4. reviewed certain financial performance and trading data regarding Joule and compared them with similar data regarding public companies we deemed comparable in whole or in part to Joule;

5. reviewed certain publicly available information concerning the historical stock price of Joule common stock;

6. reviewed the financial terms, to the extent publicly available, of certain business combinations that we believe to be generally comparable to the Offer; and

7. reviewed such other information, performed such other analyses and procedures, and considered such other factors as we deemed appropriate for purposes of this opinion.

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In connection with our review, we have assumed and relied upon, without any responsibility for independent verification or liability therefore, the accuracy and completeness of all financial and other information supplied to us by Joule, and all publicly available information. We have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided incomplete or misleading in any material respect. We have assumed that there has been no material change in the assets, financial condition or business (taken as a whole) of Joule since the date of the most recent financial statements made available to us. We have not performed any independent valuation or appraisal of any of the assets or liabilities of the Company.

With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Our opinion is necessarily based on share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us up to and including, the date of this letter. In rendering our opinion, we did not address the relative merits of the Offer or any alternative potential transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the Purchaser Group) of the Consideration and we express no opinion as to the underlying decision of the Special Committee to recommend the Offer. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a business combination or other extraordinary transaction involving the Company. We have acted as financial advisor to the Special Committee with respect to the Offer and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Special Committee in connection with its consideration of the Offer, is confidential, and may not be used or reproduced in whole or in part for any other purpose without our prior written consent, except that this letter may be communicated to the Board of Directors in connection with and for purposes of its evaluation of the Offer and may also be included in its entirety in an Offer to Purchase prepared in connection with the Offer or in the Schedule 14D-9.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company's common stock (other than the Purchaser Group) in the Offer and Merger is fair, from a financial point of view to such holders.

                                           Very truly yours,


                                           Updata Capital, Inc